Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On January 5, 2024 (the “Closing Date”), Standard BioTools Inc. ("Standard BioTools" or the “Company”) completed the merger (the "Effective Time") pursuant to the Agreement and Plan of Merger, dated as of October 4, 2023 (the “Merger Agreement”), by and among Standard BioTools, SomaLogic, Inc. ("SomaLogic") and Martis Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub merged with and into SomaLogic, with SomaLogic surviving as a wholly owned subsidiary of Standard BioTools (the “Merger”). The Merger was accounted for as a business combination.

On March 18, 2024, the Company entered into an exchange agreement (the “Exchange Agreement”) with Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (together, "Casdin"), and Viking Global Opportunities Illiquid Investments Sub Master LP and Viking Global Opportunities Drawdown LP (together, “Viking” and, collectively with Casdin, the “Investors”). Pursuant to the Exchange Agreement, the Investors exchanged an aggregate of (i) 127,780 shares of Series B-1 Convertible Preferred Stock and (ii) 127,779 shares of Series B-2 Convertible Preferred Stock, representing all of the outstanding shares of Series B Preferred Stock, for an aggregate of 92,930,553 shares of the Company’s common stock (the “Exchange”). The Exchange was completed on March 18, 2024 and was accounted for as an induced conversion.

The unaudited pro forma condensed combined statements of operations were prepared based on the historical consolidated statements of operations of Standard BioTools and SomaLogic after giving effect to the Merger and the Exchange, and after applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical audited consolidated statement of operations of Standard BioTools for the year ended December 31, 2023 and the historical audited consolidated statement of operations and comprehensive loss of SomaLogic for the year ended December 31, 2023 on a pro forma basis as if the Merger occurred on January 1, 2023, the first day of the Company’s most recently completed fiscal year.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 combines the historical unaudited condensed consolidated statement of operations of Standard BioTools for the three months ended March 31, 2024, and the unaudited historical financial results of SomaLogic for the period from January 1, 2024 through the Closing Date, on a pro forma basis as if the Merger occurred on January 1, 2023, the first day of the Company’s most recently completed fiscal year.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Merger or Exchange had been completed on the dates set forth above, nor is it indicative of future results or financial position of the combined company. The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the business combination. The pro forma adjustments, which Standard BioTools believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the following:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;
•	The historical audited consolidated financial statements of Standard BioTools as of and for the year ended December 31, 2023, included in Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 1, 2024;
•	The historical unaudited condensed consolidated financial statements of Standard BioTools as of and for the three months ended March 31, 2024, included in Standard BioTools’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024;
•	The historical audited consolidated financial statements of SomaLogic as of and for the year ended December 31, 2023, included as an exhibit to this filing.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands, except for share and per share amounts)

			Transaction Accounting Adjustments
	Standard Biotools Inc. (Note 2)	SomaLogic, Inc. (Note 2)	Merger		Exchange		Pro Forma Combined
Revenue:
Product revenue	$79,198	$10,894	$-		-		90,092
Services revenue	25,980	71,951	-		-		97,931
Collaboration and other revenue	1,162	3,280	-		-		4,442
Total revenue	106,340	86,125	-		-		192,465
Cost of revenue:
Cost of product revenue	44,942	5,806	6,141	A, B, C, D	-		56,889
Cost of services revenue	10,948	40,398	(1,980)	B, C, D, F	-		49,366
Cost of collaboration and other revenue	-	-	248	D	-		248
Total cost of revenue	55,890	46,204	4,409		-		106,503
Gross profit	50,450	39,921	(4,409)				85,962
Operating expenses:
Research and development	25,948	47,182	(8,841)	B, C, D	-		64,289
Selling, general and administrative	87,541	113,090	(266)	A, B, C, D, E	-		200,365
Restructuring and related charges	7,076	1,100	-		-		8,176
Transaction and integration expenses	6,485	7,738	-		-		14,223
Impairment of intangible asset	-	16,700	(16,700)	G	-		-
Total operating expenses	127,050	185,810	(25,807)		-		287,053
Loss from operations	(76,600)	(145,889)	21,398		-		(201,091)
Bargain purchase gain	-	-	25,213	H	-		25,213
Interest income, net	1,005	22,998	-		-		24,003
Other income, net	1,391	2,812	-		-		4,203
Loss before income taxes	(74,204)	(120,079)	46,611		-		(147,672)
Income tax (expense) benefit	(452)	515	-		-		63
Net loss	$(74,656)	$(119,564)	$46,611				$(147,609)
Induced conversion of redeemable preferred stock	-	-	-		(46,014	) I	(46,014)
Net loss attributable to common stockholders	$(74,656)	$(119,564)	$46,611		$(46,014)		$(193,623)
Net loss per share attributable to common stock holders, basic and diluted	$(0.94)						$(0.51)
Shares used in computing net loss per share, basic and diluted	79,160		209,577	J	92,931	J	381,668

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(In thousands, except for share and per share amounts)

	Standard Biotools	SomaLogic, Inc. (for the period from January 1,	Transaction Accounting Adjustments
	Inc. (As Reported)	2024 to January 5, 2024)	Merger		Exchange		Pro Forma Combined
Revenue:
Product revenue	$23,592	$1	$-		$-		$23,593
Services revenue	21,027	603	-		-		21,630
Collaboration and other revenue	921	41	-		-		962
Total revenue	45,540	645	-		-		46,185
Cost of revenue:
Cost of product revenue	12,781	16	-		-		12,797
Cost of services revenue	8,509	232	1,812	K	-		10,553
Cost of collaboration and other revenue	62	-	-		-		62
Total cost of revenue	21,352	248	1,812		-		23,412
Gross profit	24,188	397	(1,812)				22,773
Operating expenses:
Research and development	15,980	652	-		-		16,632
Selling, general and administrative	46,943	1,273	(8,671)	L, M	-		39,545
Restructuring and related charges	4,284	-	-		-		4,284
Transaction and integration expenses	17,163	10,169	-		-		27,332
Impairment of intangible asset	-	-	-		-		-
Total operating expenses	84,370	12,094	(8,671)		-		87,793
Loss from operations	(60,182)	(11,697)	6,859				(65,020)
Bargain purchase gain	25,213	-	(25,213)	N	-		-
Interest income, net	5,174	209	-		-		5,383
Change in fair value of warrant liabilities	-	-	-		-		-
Other expense, net	(2,234)	(2)	-		-		(2,236)
Loss before income taxes	(32,029)	(11,490)	(18,354)		-		(61,873)
Income tax (expense) benefit	(128)	-	-		-		(128)
Net loss	$(32,157)	$(11,490)	$(18,354)		$-		$(62,001)
Induced conversion of redeemable preferred stock	(46,014)		-		46,014	O	-
Net loss attributable to common stockholders	$(78,171)	$(11,490)	$(18,354)		$46,014		$(62,001)
Net loss per share attributable to common stock holders, basic and diluted	$(0.27)		-		-		$(0.16)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	294,125		9,212	P	78,331	P	381,668

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of Transaction

On January 5, 2024 (the "Closing Date"), the Company completed the Merger with SomaLogic. As a result, SomaLogic and its subsidiaries became wholly owned subsidiaries of Standard BioTools. Upon completion of the Merger, each share of SomaLogic common stock ("SomaLogic Common Stock") was exchanged for 1.11 (the "Exchange Ratio") shares of the Company's common stock ("Standard BioTools Common Stock").

At the Effective Time of the Merger, each share of SomaLogic Common Stock issued and outstanding immediately prior to the Effective Time of the Merger was cancelled and became the right to receive 1.11 fully paid and non-assessable shares of Standard BioTools Common Stock and cash in lieu of fractional shares. The Merger Agreement also provided that at the Effective Time, each SomaLogic restricted stock unit (each, a “SomaLogic RSU”), other than those SomaLogic RSUs that accelerated or lapsed as a result of the Merger, was assumed by Standard BioTools, the number of which was adjusted in accordance with the Exchange Ratio, and in accordance with the terms of the Merger Agreement. In addition, each outstanding and unexercised option to acquire SomaLogic Common Stock granted under the SomaLogic equity plan (each, a “SomaLogic Stock Option”) became an option to acquire Standard BioTools Common Stock (each, a “Standard BioTools Stock Option”), with the number of shares and exercise price adjusted by the Exchange ratio, in accordance with the terms of the Merger Agreement. Immediately following the Effective Time, SomaLogic shareholders and Standard BioTools shareholders own approximately 57% and 43%, respectively, of the Standard BioTools Common Stock, calculated based on a fully diluted basis. Each SomaLogic warrant was treated in accordance with its terms.

The Company accounted for the Merger as a business combination, using the acquisition method of accounting in accordance with the Accounting Standards Codification (“ASC”) Topic, Business Combinations (“ASC 805”). Standard BioTools was deemed to be the accounting acquirer. The identifiable assets acquired and liabilities assumed of SomaLogic were recorded at their estimated fair values as of the acquisition date and consolidated with those of Standard BioTools. As the fair value of the net assets acquired exceeded the fair value of consideration transferred, the transaction resulted in a bargain purchase gain. Standard BioTools was deemed to be the accounting acquirer at closing based on an evaluation of the following facts and circumstances:

•	Standard BioTools initiated the transaction negotiations as part of management’s strategic focus to achieve growth through mergers and acquisitions.

•	Standard BioTools shares were issued to effect the merger and will remain outstanding. The merged entity retained the Standard BioTools name.

•	The composition of the combined company’s board of directors consists of seven total members. Pursuant to the Merger Agreement, three directors were appointed by Standard BioTools (one of which was the designee of the holders of the Series B-2 Preferred Stock), three directors were appointed by SomaLogic, and Casdin Capital, LLC appointed the seventh director based on its rights as a holder of Standard BioTools Series B-1 preferred shares. As such, Standard BioTools was determined to have the right to appoint four of the seven total members of the board. All directors were appointed with term limits while two of the directors determined to be appointed by Standard BioTools were not subject to a term limit.

•	The Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer of Standard BioTools continued to serve in the respective roles in the combined company.

The acquisition-date fair value of consideration transferred in the Merger totaled $444.2 million, comprising the following (in thousands, except exchange ratio and share price):

Purchase consideration
SomaLogic Common Stock issued and outstanding as of January 5, 2024	188,808
Fixed exchange ratio	1.11
Number of shares of Standard BioTools Common Stock issued to SomaLogic shareholders	209,577
Standard BioTools Common Stock price at close of Merger	$2.00
Fair value of Standard BioTools common stock issued to SomaLogic shareholders	$419,154
Fair value of Standard BioTools replacement equity awards attributable to pre-combination service	26,923
Less: Fair value of restricted shares subject to service conditions	(1,858)
Total consideration transferred	$444,219

The following table reflects the preliminary allocation of consideration transferred to the identifiable assets acquired and liabilities assumed based on the estimated fair values as of the Closing Date (in thousands):

Total consideration	$444,219

Assets acquired
Cash and cash equivalents	278,857
Short-term investments	148,305
Accounts receivable	16,430
Inventory	14,642
Prepaid expenses and other current assets	4,835
Property and equipment	22,455
Non-current inventory	12,208
Royalty receivable	4,669
Operating lease right-of-use assets	3,796
Other non-current assets	1,590
Intangible assets	25,500
Total assets acquired	533,287
Liabilities assumed
Accounts payable and accrued liabilities	20,660
Operating lease liabilities, current	1,601
Deferred revenue, current	3,522
Operating lease liabilities, non-current	2,193
Deferred revenue, non-current	30,667
Warrant liabilities	906
Other non-current liabilities	4,306
Total liabilities	63,855
Total fair value of net assets acquired	$469,432
Gain on bargain purchase	$(25,213)

The fair value of the assets acquired and liabilities assumed exceeded the fair value of the consideration transferred, resulting in a bargain purchase gain. Before recognizing a gain on a bargain purchase, management reassessed the methods used in the acquisition accounting and verified that management had identified all of the assets acquired and all of the liabilities assumed, and that there were no additional assets or liabilities to be considered. Management also reassessed the procedures used to measure amounts recognized at the Closing Date to ensure that the measurements reflected all consideration transferred based on available information as of the Closing Date. Management determined that the bargain purchase gain was primarily attributable to a rapid decline in the price of Standard BioTools' common stock in the days following the announcement of the Merger, which persisted through the close of the Merger.

2.	Reclassifications

The Company identified certain reclassification adjustments that were necessary to conform the historical financial statement presentations of both companies. For purposes of the unaudited pro forma condensed combined statements of operations, SomaLogic’s statement of operations and comprehensive loss and Standard BioTools’ statement of operations for the year ended December 31, 2023 have been adjusted to reflect these reclassifications. Standard BioTools’ statement of operations included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 already reflects such reclassifications; therefore, no reclassifications were necessary to conform the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024.

SomaLogic’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2023 has been adjusted to reflect the following reclassifications (in thousands):

	Historical SomaLogic	Reclassifications to conform to combined company presentation	Reclassified SomaLogic
Assay services revenue	71,951	(71,951)	-
Services revenue	-	71,951	71,951

Collaboration revenue	3,051	(3,051)	-
Other	229	(229)	-
Collaboration and other revenue	-	3,280	3,280

Cost of assay services revenue	40,417	(40,417)	-
Cost of services revenue	-	40,398	40,398
Research and development	47,425	(243)	47,182
Selling, general and administrative	113,928	(838)	113,090
Restructuring and related charges	-	1,100	1,100

Transaction costs	7,738	(7,738)	-
Transaction and integration expenses	-	7,738	7,738

Interest income and other, net	22,846	(22,846)	-
Interest income, net	-	22,998	22,998
Change in fair value of warrant liabilities	2,949	(2,949)	-
Change in fair value of earn-out liability	15	(15)	-
Other income, net	-	2,812	2,812

Standard BioTools’ consolidated statement of operations for the year ended December 31, 2023 has been adjusted to reflect the following reclassifications (in thousands):

	Historical Standard BioTools	Reclassification to conform to combined company presentation	Reclassified Standard BioTools
Service and other revenue	27,142	(27,142)	-
Services revenue	-	25,980	25,980
Collaboration and other revenue	-	1,162	1,162

Cost of service and other revenue	10,948	(10,948)	-
Cost of services revenue	-	10,948	10,948

Transaction-related expenses	6,485	(6,485)	-
Transaction and integration expenses	-	6,485	6,485

Interest expense	(4,567)	4,567	-
Interest income, net	-	1,005	1,005
Other income (expense), net	6,963	(6,963)	-
Other income, net	-	1,391	1,391

3.	Transaction accounting adjustments

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 are as follows:

A.	Reflects amortization expense based on the estimated fair values and useful lives of intangible assets acquired in connection with the Merger, as follows (in thousands):

Year ended December 31, 2023
Cost of product revenue	2,222
Selling, general and administrative	643
Total	2,865

The following table summarizes the estimated fair values of the identifiable intangible assets acquired, their estimated useful lives, and the impact to amortization expense (in thousands):

	Fair value	Estimated Useful Life (in years)	Pro forma amortization expense
Developed technology	20,000	9	2,222
Trade name	2,750	7	393
Customer relationships	2,750	11	250
Total	25,500		2,865

The amortization expense related to developed technology is presented in cost of product revenue, while the amortization expense related to customer relationships and trade name is presented in selling, general and administrative expenses.

B.	Reflects the elimination of historical depreciation expense related to SomaLogic’s property, plant and equipment based on historical cost, and reflects new depreciation expense based on the preliminary estimated fair values and useful lives of property, plant, and equipment acquired (in thousands):

	Year ended December 31, 2023
	Historical SomaLogic depreciation expense	Pro forma depreciation expense	Pro forma adjustments
Cost of product revenue	$(220)	$200	$(20)
Cost of services revenue	(1,531)	1,395	(136)
Research and development	(1,772)	1,614	(158)
Selling, general and administrative	(3,868)	3,524	(344)
Total	$(7,391)	$6,733	$(658)

C.	Reflects the elimination of SomaLogic historical stock-based compensation expense, and reflects new stock-based compensation based on the fair values of the replacement equity awards and vesting periods (in thousands):

	Year ended December 31, 2023
	Historical SomaLogic stock-based compensation expense	Pro forma stock-based compensation expense	Pro forma adjustments
Cost of product revenue	(100)	27	(73)
Cost of services revenue	(695)	188	(507)
Research and development	(6,057)	1,642	(4,415)
Selling, general and administrative	(13,645)	11,172	(2,473)
Total	(20,497)	13,029	(7,468)

The adjustment to selling, general and administrative expense includes a $6.8 million charge that was recognized immediately upon consummation of the Merger.

D.	Reflects reclassifications resulting from alignment of accounting policies and classification for certain functional departments, as follows (in thousands):

Year ended December 31, 2023
Cost of product revenue (i)	4,012
Cost of collaboration and other revenue (ii)	248
Research and development (i)	(4,268)
Selling, general and administrative (i)	8

i) Reflects reclassifications made to conform Standard BioTools' historical presentation to that of SomaLogic.

ii) Reflects reclassifications made to conform SomaLogic's historical presentation to that of Standard BioTools.

E.	Reflects an adjustment to record $1.9 million of cash transaction bonuses that were paid to new executives upon closing of the Merger.

F.	As part of purchase accounting, the Company eliminated $1.8 million of deferred cost of sales recorded on SomaLogic’s closing balance sheet as of January 5, 2024, as an acquiree's unamortized fulfillment costs do not meet the definition of an asset to the acquirer. As a result, the Company did not recognize any cost of service revenue related to the deferred costs in the statement of operations for the three months ended March 31, 2024. However, for purposes of the unaudited pro forma condensed combined statements of operations, it is assumed that the reduction to cost of service revenue would have been realized during the year ended December 31, 2023. This adjustment reflects a reduction to cost of services revenue of $1.3 million, which represents SomaLogic's unamortized deferred cost of sales as of December 31, 2022. This represents the reduction to cost of services revenue that would have been realized if the Merger had been completed on January 1, 2023.

G.	Reflects the elimination of SomaLogic’s impairment loss related to its in-process research & development asset, which was not allocated any value in the purchase price allocation.

H.	Reflects the recognition of the bargain purchase gain as the Merger is assumed to have been completed on January 1, 2023 for purposes of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023.

I.	Reflects the impact of the induced conversion related to the Exchange, as if the Exchange had occurred on January 1, 2023.

J.	Reflects an adjustment to the weighted average shares outstanding due to the increase in the number of shares outstanding as a result of the Merger and the Exchange, as follows (in thousands):

Year ended December 31, 2023
Pro Forma Weighted Average Shares, Basic and Diluted
Shares of Standard BioTools common stock issued as purchase consideration	209,577
Conversion of Series B Preferred Shares	92,931
302,508

The adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 are as follows:

K.	As part of purchase accounting, the Company eliminated $1.8 million of deferred cost of sales recorded on SomaLogic’s closing balance sheet as of January 5, 2024, as an acquiree's unamortized fulfillment costs do not meet the definition of an asset to an acquirer. As a result, the Company did not recognize any cost of service revenue related the deferred costs in the statement of operations for the three months ended March 31, 2024. However, for purposes of the unaudited pro forma condensed combined statements of operations, it is assumed that the reduction to cost of service revenue would have been realized during the year ended December 31, 2023. As a result, the outstanding deferred costs as of January 5, 2024 are recognized as cost of services revenue in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024.

L.	Reflects the elimination of $6,846 thousand of post-combination stock-based compensation expense that was recognized immediately upon completion of the Merger.

M.	Reflects the elimination of $1,825 thousand of cash transaction bonuses paid to new executives.

N.	Reflects the elimination of the bargain purchase gain as the Merger is assumed to have been completed on January 1, 2023 for purposes of the unaudited pro forma condensed combined statements of operations.

O.	Reflects the elimination of the impact of the induced conversion related to the Exchange from net loss per share.

P.	Reflects an adjustment to increase weighted average shares outstanding due to common shares issued in connection with the Merger and the Exchange being outstanding for the full period (as the Merger and the Exchange are assumed to have occurred on January 1, 2023), as follows (in thousands):

Three months ended March 31, 2024
Pro Forma Weighted Average Shares, Basic and Diluted
Shares of Standard BioTools common stock issued as purchase consideration	9,212
Conversion of Series B Preferred Shares	78,331
87,543

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 does not include adjustments related to amortization expense, depreciation expense, stock-based compensation expense, or reclassifications to align department functions. Any such adjustments would only be related to the period from January 1, 2024 to January 5, 2024, and are not material to the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024. The impacts of purchase accounting and accounting policy alignment and reclassifications are included in Standard BioTools’ historical results of operations from the Closing Date.

4.	Pro Forma Loss Per Share

The pro forma combined basic and diluted net loss per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2023 and the three months ended March 31, 2024. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding following completion of the Merger and the Exchange. For the year ended December 31, 2023 and the three months ended March 31, 2024, the pro forma weighted average shares outstanding and pro forma net loss per share have been calculated as follows (in thousands):

Pro Forma Net Loss Attributable to Common Stockholders	Year ended December 31, 2023	Three months ended March 31, 2024
Pro forma net loss	(147,609)	(62,001)
Induced conversion of redeemable preferred stock	(46,014)	-
Pro forma net loss attributable to common stockdholers	(193,623)	(62,001)
Pro forma weighted average shares	381,668	381,668
Pro forma net loss per share, basic and diluted	(0.51)	(0.16)

*** The following potentially dilutive common shares were excluded from the computations of diluted net loss per share for the periods presented because including them would have been anti-dilutive (in thousands):

	Year ended December 31, 2023	Three months ended March 31, 2024
Replacement stock options and RSUs issued as part of the Merger	31,154	31,154
New stock options and PSUs issued for executives as part of the Merger	400	400
Standard BioTools' Stock options, RSUs, and performance stock awards	16,470	14,467
Standard BioTools' 2019 Convertible Notes	18,966	18966
SomaLogic warrants assumed in Merger	11,692	11,692
Standard BioTools' 2019 Convertible Notes potential make-whole shares	4,741	4,741
Standard BioTools' 2014 Convertible Notes	10	5
Total anti-dilutive shares	83,433	81,425